WitFoo Inc

2494 Jett Ferry Rd,
Suite 255
Dunwoody, GA 30338

Annual Report

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows 3) delivers a global threat feed and 4) provides detailed business metrics that detail risk, compliance readiness, tool effectiveness, operations efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the WitFoo Community partner portal. WitFoo currently has 12 national resellers; Optiv, Mission Critical Systems, Structured Communications, Nexum Inc, Cumberland Group, CyberOpz, WPYdata, Pillar Technologies, Borderhawk, IMPRES Technology, Ardalyst and BLOKWORX. Partners purchase our software through global software distributor, SYNNEX. SYNNEX assists with fulfillment of the orders. WitFoo has closed its first 20 customers and has active sales trials at 10 enterprise organizations with a sales pipeline of more than $3.5M. The product has been developed and tested in Fortune 500, mid-market, public sector and higher education organizations as well as Managed Security Service Providers (MSSPs).

Competition

Investment in Cybersecurity by enterprise is predicted to exceed $1 trillion between 2017 and 2021 (Cybersecurity Ventures 2018 cybersecurity market report). As a result, there are many software vendors attempting to solve the problems facing cybersecurity operations. One approach used by WitFoo is SOAR (Security Orchestration and Automated Response) also referred to as "playbook automation." Playbook automation teaches investigator steps to reduce the work that the investigator must perform. Phantom (acquired by Splunk) and Demisto (acquired by Palo Alto Networks) are examples of these technologies. "Incident Response Platforms" including Resilient (acquired by IBM) and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Information & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for event correlation and monitoring.

WitFoo Precinct combines all these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of user   research of security analysts performing their work in hostile networks. Using technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes and prioritizes it and provides a workspace for investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

The Team

Officers and directors	
Tim Bradford	CEO/Secretary/Treasurer/Director
Charles Herring	CTO/President/Director
Reese Zomar	Director
Chris Tobkin	Director
Mike Riforgiate	Director

Tim Bradford

Tim Bradford is a Senior Executive with 23 years of experience in software sales and information security. He has extensive knowledge of direct sales, channel development, and sales management in both the US and abroad. Throughout the course of his career, Tim has been a proven sales leader, consistently meeting and exceeding quotas. He has closed strategic deals with BB&T, Cox Communications, Bank of America, LexisNexis and Southern Company. Tim knows what it takes to develop and nurture a nonexistent territory and turn it into a profitable one; he is applying these same principles to grow WitFoo.

Experience

- February 2016 to Present: WitFoo Director
- July 2017 to Present: WitFoo CEO
- March 2017 to July 2017: WitFoo COO
- January 2016 to March 2017: HyTrust Director of Southeast Sales
- March 2014 to December 2015: HyTrust Strategic Account Executive
- November 2004 to January 2014: Lancope Account Executive & Channel Sales Mgr.

Charles Herring

Charles' dedication to maturing the craft of InfoSec is built on a diverse career path across the industry. He started his career in InfoSec in the US Navy in 2002 serving as the Network Security Officer at the US Naval Postgraduate School. After leaving active duty, he was a contributing product reviewer for InfoWorld magazine focusing on network security products. Charles spent 7 years running Herring Consulting, a company dedicated to process orchestration, data sharing, and marketing. In 2012, Charles joined the Lancope team as a pre-sales engineer, promoted to Consulting Security Architect and later as Strategic Account Manager. Experience: - February 2016 to Present: WitFoo Director - July 2017 to Present: WitFoo CTO - February 2016 to July 2017 - WitFoo CEO - July 2012 to August 2016 - Lancope/Cisco Consulting Security Architect

Reese Zomar

Reese holds bachelor's degrees in aerospace engineering and Applied Mathematics from the University of Colorado and master's degree in Electrical Engineering from Rensselaer Polytechnic Institute. Reese is a Captain in the US Navy Reserves serving roles as an aviator and Information Security. Experience: - February 2017 to Present: WitFoo Chief Security Officer - February 2016 to Present: WitFoo Director - May 1991   to Present - US Navy Officer - March 2018 to January 2017 - US Department of   Treasury

Chris Tobkin

Experience - February 2017 to Present - WitFoo Director

         - January 2017 to June 2017 - Trapx Director of Sales

         - May 2014 to January 2017 - Lancope/Cisco Regional Sales Manager

Mike Riforgiate

Experience – December 2018 to Present – WitFoo Director

-     January 2017 – Present WitFoo Operations Director
-     Jun 2001 – December 2016 – Plexus Engineering Director

Number of Employees: 4

There are currently four salaried employees. All employees are working off austere compensation plans and have been since July 2017.

Related party transactions

- $20,000 borrowed from shareholder and director, Reese Zomar, with no repayment fee/interest.
- $42,500 borrowed from shareholder and director, Charles Herring, with no repayment fee/interest.


RISK FACTORS


These are the principal risks related to the company and its business:

- Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual   property. We currently have patents pending, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to   cybersecurity operations and incident response. The patents may not be approved by USPTO which will allow competitors to emulate our product. This would make it extremely difficult to continue to sell WitFoo Precinct.
- There are several potential competitors who are better positioned than we are to take most of the market. We will compete with larger, established software vendors who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Large security vendors including Symantec, McAfee, Splunk, IBM and Cisco may leverage their deep relationships with large organizations to attempt to hinder our ability to   sell. They may also invest in technology similar to ours. They have large partner and direct sales resources as well as marketing resources that could hinder WitFoo's ability to sell.
- Any valuation at this stage is mainly speculation. Our pre-cash valuation is based on 10x the current sales that we have closed. There is no certainty that additional sales will continue. There is no guarantee that this valuation calculation will be upheld by investors in subsequent rounds.
- Projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that there is enough demand for product. Early adopters believe WitFoo Precinct is a better platform than the competition. Our licensing/pricing model is attractive to customers, very competitive and still allows for the company to become profitable in the next 12 months. To date, however, WitFoo has not closed enough customers and to provide

Hundreds of cyber security vendors are competing for the same, finite amount of budget within organizations. Technology overlap is introduced by WitFoo and other vendors. In addition to competing for budget, the price of WitFoo will regularly require budget allocation in a subsequent budget cycle which can delay or disqualify the purchase. In the case of an incumbent solutions, we may have to wait until the renewal is due.

- External Factors including (but not limited to) political unrest domestically, in N. Korea and the Middle East could have a significant impact on IT budgets in the United States. The ongoing, global impact of COVID-19 may also have impact on IT budgets.

- Detractors. Many other technologies are emerging in the security space, competing for a limited amount of budget. Encryption, Identity Access Management (IAM), Endpoint Detection & Response (EDR & XDR), User Entity Behavior Analysis (UEBA) and Security Automation & Orchestration (SOAR) tools are beginning to gain adoption. Market analysts including Gartner and Forrester are now covering these segments. The youth of the market space can cause confusion and give pause to potential customers. Delayed adoption could lead to insolvency for WitFoo.

- Running a computer software company requires expensive personnel in research, development, marketing and sales. These personnel are in high demand and keeping them and their knowledge in the company produces high recurring, fixed costs. These costs must be offset by revenue. Running out of capital can cause WitFoo to become insolvent and leave investors at a loss.

Ownership

- Charles Herring, 14.74% ownership, Common Stock
- Chris Tobkin, 11.46% ownership, Common Stock
- Scott Burg, 11.14% ownership, Common Stock
- Reese Zomar, 9.94% ownership, Common Stock

Classes of securities

- Common Stock: 4,361,329

Voting Rights

The holders of shares of the Company's 5,000,000 common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive dividends as declared by the Board out of funds legally available to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Financial Statements

In 2020 we realized $146,601.92 in revenue and have >$2.5M in our 2021 pipeline. We have adjusted operating expenses to bridge the gap to additional funding and/or revenue. With our recurring revenue and incoming capital, we can operate for two quarters without additional revenue generation, while increasing staff and marketing efforts to achieve a $2.2M run rate.

Pricing strategy of WitFoo Precinct has proven effective and sustainable. All pricing is quoted in pre-paid, recurring terms (at a 1 year minimum and 5 year maximum.) Licensing is based on the number of *knowledge workers* (active email addresses) in a given organization *or* number of core CPUs required to support a Precinct deployment. All deployments consist of one line-item, a license for each email address (and non-guest network accounts) inside of a customer's network *or* a license for each CPU core. This pricing model makes our product accessible to small, mid-market organizations, Fortune 500 and public sector. As well as being a desirable solution for MSSPs.

Additionally, the customer cannot negotiate on pricing. Discounts are given for term (to incent larger purchase), quantity (for larger organizations) and for purchasing from a WitFoo certified partner. Discounts are also offered to public sector, education and non-profit organizations. Details on pricing can be found on the Pricing page of our web site.

WitFoo has a proven channel program of certified reseller partners. Utilizing resellers, we can contain the cost of our sales, marketing and support teams. We have signed 12 reselling partners that are generating sales pipeline and moving deals to close.

Using distribution, a partner network, simple and affordable pricing, our cost of sales is expected to remain low as we scale the business.

Partner Channel

WitFoo has implemented an on-line Community portal to coordinate training and certification resources. Partners utilize Community to learn how to use, sell and support WitFoo products. The portal and training have been validated. This approach will keep costs of sale and support low. It also reduces barriers for partners to join the program.

Deal Size

Recurring revenues as of December 31, 2020 are $288,914.65 with an average deal size (since inception) of $69,099.94.

Financial Milestones

With ~$150,000 new business closed in 2020, investors should expect gross revenues to exceed $2M in 2021 and to grow year over year. Growth is protected by the recurring term. Maintaining existing customers will enable timely revenue growth. The cost containment in sales and support via the channel investment will keep margins high.

Growing the Partner Channel

At the end of 2021, WitFoo will have 20 reseller partners (there are 12 currently.) The margin paid by WitFoo is guaranteed via the haggle-free pricing model which is extremely attractive current and prospective WitFoo partners. ~$3.2M worth of sales opportunities exist currently. These opportunities have been qualified and many have active trials running in the production networks with the help of partners. As the partner channel grows and is enabled and trained, WitFoo sales workforce will grow rapidly via the channel. Resulting sales pipeline and revenue will grow with it. Based on revenue attainment, we intend to staff area channel managers that will be tasked with

Financial Projections

With the growth in market demand, increased sales & marketing coverage and enabled Channel sales work force, WitFoo revenue is expected to grow 30% quarter over quarter. Starting forecasting in 1Q2021 at 2020 levels with a 30% Quarter over Quarter growth yields the following projections:

2021: $1,546,000

2022: $4,417,000

2023: $12,616,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. The proceeds from the current capital raise campaign will sustain business operation for two more quarters without additional revenue generation. Use of the funds will go toward payroll, marketing and hiring staff to fulfill our revenue goals, including development resources and field marketing efforts.

Indebtedness

- $100,000 (under convertible note security) from Steve Tobkin to be paid at 8% APR with option to convert to shares with a maturity date of October 1, 2018.
- $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest. No maturity date on this loan
- $20,000 borrowed from shareholder and director, Reese Zomar, with no repayment fee/interest.
- $42,500 borrowed from shareholder and director, Charles Herring, with no repayment fee/interest.
- $160,000.00 EIDL Loan
- $65,977.00 PPP Loan

Previous offerings

- 2016-04-15, Reg D Rule 506, 1848500 Common Shares. Use of proceeds: Research and development of product
- 2017-05-01, Reg D Rule 506, 593219 Common Shares. Use of proceeds: - Building sales and support infrastructure - Research and development
- 2017-05-01, Reg D Rule 506, 400000 Convertible Notes. Use of proceeds: Operating Expenses

Valuation

$4,915,962.96

1HCY2017 revenue was $246,000 producing a $492,000 annual run-rate. Valuation is at 10x the current run-rate. Additionally, active sales opportunities exceed the $4.92M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.36	$106,999.60
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,399.36	$100,579.6
Use of Net Proceeds:		
R&D and Production	$0	$70,000
Marketing	$0	$5,579.60
Working Capital	$0	$0
Services & Software	$0	$10,000
Professional Services for additional Capital Raise	$9,399.36	$15,000
Total Use of Net Proceeds	$9,399.36	$100,579.60

We raised the maximum of $107,000 in this initial offering through Regulation Crowdfunding. We have paid Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We have paid StartEngine their 6% commission

R&D funds will be used to staff product development efforts. In particular, we're placing a strong emphasis on third party integrations and big data analytics to improve scalability. Marketing funds will be applied to targeted add campaigns in specific markets and incident response workshops in select cities. Ongoing capital raise efforts will require T&L expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available on its website in the section labeled Investors (annual report). The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

I, Tim Bradford, the Chief Executive Officer (CEO) of WitFoo, Inc., hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2020_ (beginning date of review) and December 31, 2020 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $146,701.92   ; taxable income of ($469,147.87)_____ and total tax of $_179.00_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

_____ (Signature)
_____CEO_____ (Title)
_____1/12/2021_____ (Date)

WitFoo, Inc.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
December 31, 2020 (unaudited)

WitFoo, Inc.
Index to Financial Statements
(unaudited)

WitFoo, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(unaudited)

	Common Shares	Amount	Total Stockholder Equity
December 31, 2020			
Stock Option Compensation	476,000	$ -	0
Issuance of Stock	4,361,329	$ -	

WitFoo, Inc
Notes on Financial Statements

NOTE 1 – NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE.   The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides a global threat feed and 4) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

Revenue Recognition
The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
The company has outstanding promissory notes for $100,000. The notes bear interest of 8% per year, paid quarterly, with the balance due at maturity dates of September 5, 2018 and October 1, 2018 respectively. The company also has an outstanding loan to an existing shareholders for $132,500.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or

WitFoo, Inc.

STATEMENT OF CASH FLOWS
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-440,902.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-28,200.00
Prepaid Expenses	0.00
Software (Capitalized)	-5,000.00
Business Card (9264) (deleted)	-29,763.45
Business Platinum Visa (deleted)	3,762.30
Credit Card-Wells Fargo	0.00
Wells Fargo Business Card (deleted)	-4,973.90
Out Of Scope Agency Payable	0.00
SH Loan - Herring	42,500.00
SH Loan - Zomar	-55,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-76,675.05**
Net cash provided by operating activities	**$ -517,577.06**
FINANCING ACTIVITIES	
Note - Steve Tobkin	100,000.00
Notes Payable (deleted)	-100,000.00
SBA EIDL Loan	154,900.00
Partner Contributions	339,714.03
Net cash provided by financing activities	**$494,614.03**
NET CASH INCREASE FOR PERIOD	**$ -22,963.03**
Cash at beginning of period	25,411.53
CASH AT END OF PERIOD	**$2,448.50**

WitFoo, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Atlantic Capital Checking	2,402.64
Witfoo (XXXXXX 1985)	45.86
Total Bank Accounts	**$2,448.50**
Other Current Assets	
Payroll Advance	0.00
Prepaid Expenses	0.00
SH Receivable	0.00
Shareholder Loan	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$2,448.50**
Fixed Assets	
Computers	10,015.13
Accumulated Depreciation	-6,954.90
Total Computers	**3,060.23**
Software (Capitalized)	55,498.09
Accumulated Amortization	-11,904.00
Total Software (Capitalized)	**43,594.09**
Startup Costs (Amortized)	1,765.00
Total Fixed Assets	**$48,419.32**
TOTAL ASSETS	**$50,867.82**

WitFoo, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card-Wells Fargo	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Loan from Shareholder	0.00
Loan Payable	0.00
Payable - Services	0.00
SH Loan - Bradford	0.00
SH Loan - Herring	42,500.00
SH Loan - Tobkin	70,665.00
SH Loan - Zomar	20,000.00
Total Other Current Liabilities	**$133,165.00**
Total Current Liabilities	**$133,165.00**
Long-Term Liabilities	
Note - Steve Tobkin	100,000.00
SBA EIDL Loan	154,900.00
Total Long-Term Liabilities	**$254,900.00**
Total Liabilities	**$388,065.00**
Equity	
Additional Paid-In Capital	0.00
Capital Stock	31,571.01
Partner Contributions	2,357,443.67
Retained Earnings	-2,257,109.85
Net Income	-469,102.01
Total Equity	**$ -337,197.18**
TOTAL LIABILITIES AND EQUITY	**$50,867.82**

WitFoo, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
AWS Cloud Marketplace Income	5,208.32
Discounts given	-8,645.00
Sales	150,038.60
Total Income	**$146,601.92**
Cost of Goods Sold	
Cost of Goods Sold	900.00
Total Cost of Goods Sold	**$900.00**
GROSS PROFIT	**$145,701.92**
Expenses	
Accounting Services	8,445.00
Advertising	11,085.23
Bank Charges	6,821.66
Insurance	6,466.35
Interest Expense	9,808.38
Legal & Professional Fees	0.00
Processing Fee	106.33
Total Legal & Professional Fees	**106.33**
Meals and Entertainment	
Business Meals (100%)	36.17
Total Meals and Entertainment	**36.17**
Office Expenses	
IT Services	7,813.04
Office 365	515.38
Server Space	92,077.90
Virtual Office	1,890.00
Total Office Expenses	**102,296.32**
Payroll	
Company Paid Benefits	96,116.96
Customer Retention Credit	-90.00
Gross Wages	356,161.92
Payroll Processing Fee	14,400.00
Payroll Taxes	26,936.44
Workers Comp	2,029.73
Total Payroll	**495,555.05**
QuickBooks Payments Fees	685.38
Rent or Lease	1,500.00

WitFoo, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Subcontractors	
Development Labor	66,000.00
Web Development Labor	1,237.50
Total Subcontractors	**67,237.50**
Taxes & Licenses	179.00
Total Expenses	**$710,222.37**
NET OPERATING INCOME	**$ -564,520.45**
Other Income	
Other Ordinary Income	95,418.44
Total Other Income	**$95,418.44**
NET OTHER INCOME	**$95,418.44**
NET INCOME	**$ -469,102.01**